Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 261030

2009-03-02

Your date

Commission File No. 82-1463

09045572

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, New Chief Financial Officer at Sandvik Group, dated 25 February 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
MAR 26 2009
THOMSON REUTERS

Postal address

SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)

Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone

+46 26 26 00 10

Telefax

+46 26 26 10 76

Press Release

New Chief Financial Officer at Sandvik Group

Ola Salmén has been appointed CFO of Sandvik Group and member of Group Executive Management as of 1 September. He succeeds Per Nordberg, who based upon his own wish will leave Sandvik for other opportunities.

Ola Salmén is 54 years old and holds an MBA degree at Stockholm University. Currently he is CFO of Vin & Sprit AB. His previous experiences includes leading positions in Stora Financial Services, Handelsbanken Markets and Adcore.

"I would like to thank Per for his contribution to developing the financial processes within the Sandvik Group and wish him all the best going forward. Finally, I also want to welcome Ola to this position as CFO at Sandvik," says Lars Pettersson, CEO of Sandvik.

Sandviken, 25 February 2009

Sandvik Aktiebolag (publ)

Sandvik AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 09:00 a.m. on 25 September 2009.

For further information, contact Jan Lissåker, Vice President, Investor Relations, Sandvik AB, tel: +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2008 about 50,000 employees and representation in 130 countries, with annual sales of approximately SEK 93,000 M.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43